E-C


                                February 16, 1999


Mr. Eugene R. Friend
Chairman, Board of Directors
Monterey Bay Bancrop, Inc.
36 Brennan Street
Watsonville, California  95076

Dear Gene:

      In keeping with my previous correspondence, I write again to alert you to my continued concern with the disappointing performance of the Bank.

      Over the past year, I have made several recommendations in order to maximize shareholder value. It seems that my proposals have been largely ignored. The decisions of the Board over the past year have operated to the detriment of the shareholders. In addition, the Bank's administrative expenses continue to depress its earnings.

      It is time that the management of the Bank act in the best interest of the shareholders. As a result of the poor performance of the Bank in 1998, I have decided to support the proposal of an alternate slate of directors in opposition to management's nominees at the next meeging called for the election of directors, as detailed in the shareholder proposal sent by Domenick G. Scaglione, et al. to the bank on November 5, 1998.

      To this end, it is my current intention to take the steps, including provision of financial support, that are necessary to facilitate efforts to solicit proxies to seek the election of such alternate slate of directors.

                                Very truly yours,


                                Josiah T. Austin

cc:   The Board of Directors


                                El Coronado Ranch

Star Route Box 395                                     Pearce, Arizona 85625